Exhibit 99.1

Red White & Bloom Enters Phase 2 Florida Expansion: Installation of 30 Grow Pods

• 30 grow pods add 19,200 sf of space that will generate $30 million in  revenue annually.

• Sanderson, FL – Launch of RWBFL’s first edibles facility that will produce milk, dark, and white chocolate bites with unique flavor profiles.

TORONTO, ON AND APOPKA, FL, November 4,  2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, has officially entered Phase 2 of its Florida expansion plan.  The plan is ahead of schedule with this week’s delivery of 30 modular grow pods to Red White & Bloom Florida LLC (“RWBFL”), a Red White & Bloom Brands subsidiary, at its Apopka, Florida cultivation location.  Phase 2 started with the commissioning and OMMU approval of five pods that subsequently have been loaded and are growing plants.  RWBFL is fast tracking the remaining 25 pods and expects to have them operational no later than December 1st.  The pods provide an additional 19,200 sq. ft. of indoor cultivation space that will produce high quality flower.

“Our Red White & Bloom Florida team has been on time, on target and under budget with the execution of every step of our aggressive three-phase development strategy for our two cultivation centers in Florida,” stated Brad Rogers, CEO of Red White & Bloom.  “With the delivery of the grow pods and anticipated launch date of December 1st, we are ahead of schedule and on our way to adding $30 million in revenue annually from the pods.  Coupled with our cultivation and processing in Sanderson, the additional product will ensure Red White & Bloom has the needed inventory to fulfill inventory requirements at our HT Medical Cannabis dispensary in Springhill and for the next three dispensaries opening in the first quarter of 2022. The locations of the three dispensaries are St. Petersburg, Daytona, and Miami Beach.”

Rogers added, “This team is a working like a well-oiled machine and is simultaneously laying the groundwork for future expansion in Sanderson and other strategic locations that RWBFL is pursuing across the state.”

RWBFL met an additional milestone on November 2, with the production of its first batch of chocolates from its new edibles kitchen in Sanderson . The staff, with an innovative and unique approach to the new chocolate line, has produced some of the best chocolates in the state, and has plans to quickly expand into additional edible SKUs in the very near future.

RWBFL has made tremendous progress with the launch of its 45,000 sq. ft greenhouse and has implemented a proven growing process in Apopka, where half of the greenhouse is used for auto flower production for biomass to support RWBFL’s future extraction operation. The other half is for mothers, clones and vegetative operations for the Company’s proprietary genetic strains.

“We have nurtured our strains to produce high quality flower in the Florida climate while producing high yields, industry-leading THC percentages and superior terpene content,” noted Jim Frazier, GM of RWB Florida.  “The grow pods provide us with speed to market capabilities which are needed for RWBFL to meet and exceed expectations for generating profitable revenue early in 2022.”

Key RWB-Florida development phases:

• Phase 1- Complete - Build-out of Apopka Greenhouse. Received regulatory approval to commence operations on Sept. 29, 2021.  Growing commenced Sept. 30, 2021 with  projected annual revenue in excess of USD $10 million.

• Phase 2 – Installed and commissioned the first five pods. Received OMMU approval on Oct 22nd and loaded the first two pods on Oct 27th.  Each pod will produce 63 lbs. of sellable product per harvest. The 30 pods will produce 10,000 pounds of high quality flower per year that will generate $30 million in additional revenue.

• Phase 3 – On Schedule - Additional cultivation capacity in Sanderson. Building out the remaining space in Apopka so RWBFL maximizes both facilities to generate profitable revenue.

To facilitate the aggressive growth and projected harvest schedule at the Apopka facility, RWBFL has recently hired numerous highly talented cultivation specialists and is developing a large, diverse workforce.  RWBFL will be expanding the current team of 15 to 25 by yearend and further expanding to 50 by end of the first quarter 2022.  Prospective employees can view job openings on LinkedIn https://www.linkedin.com/company/redwhitebloomus/jobs/ and submit their resume and cover letters via info@redwhitebloom.com.

“Red White & Bloom Florida is assembling an outstanding team that continues to rise to every challenge and meet every objective as we strive toward our core focus of aggressively developing our locations and producing high quality products and profitable operations,” stated Frazier.  “We have had excellent support from the OMMU, the local government and the community, including the Chamber of Commerce, as we develop our Apopka facility.  We are thrilled to welcome very talented, experienced cannabis specialists from the Orange County area to our team.  Together we will be building a successful operation that benefits this community and our employees’ families, improves quality of life for medical cannabis patients and enhances shareholder value.”

Florida’s medical marijuana industry is the third largest in the US, and generated nearly $1.23 billion in taxable sales in 2020, according to Arcview Market Research, which projects the industry could generate $6 billion in Florida sales by 2030. The recently released 2021 MJBizFactbook projects Florida medical marijuana sales will approach $1.3 billion in 2021 and nearly $2 billion annually by 2025.  (Source: Florida Trend)

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

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